Mail Stop 6010

								January 9, 2006


Mr. Peter Berry
Chief Executive Officer and President
CryoPort, Inc.
451 Atlas Street
Brea, California 92821

	Re:	CryoPort, Inc.
		Form 10-SB, Amendment 1
		Filed December 19, 2005
		File No. 0-51578

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

Overview, page 4

1. We note the revisions pursuant to comment 4, and we reissue the comment in part. Please discuss the development status of your disposable shippers. Discuss the steps you have taken toward developing these products, and discuss the steps you will need to take to bring the products to market.

Development of International Programs and Markets, page 10

2. We reissue comment 10 in part. Please disclose whether the 10-day hold time referenced in this section is a static hold time or a functional hold time.

Sales and Marketing, page 14

3. We note your response to comment 11, and we reissue the comment.
Please identify in your filing your South American sales agent, and state the amount of revenues this agent accounted for. We note filing as an exhibit the agreement with this agent would "create difficulties." Please note that if the agreement falls under Item 601(b)(10) of Regulation S-B, it must be filed regardless of your preference to keep it confidential. Therefore, please either file the agreement as an exhibit or provide us with an analysis as to why this agreement is not required to be filed under Item 601(b)(10) of Regulation S-B. Please note that if you file it, you may request confidential treatment for the immaterial sensitive terms by following the procedure outlined in Rule 24b-2 of the Exchange Act and Staff Legal Bulleting 1, which can be found at www.sec.gov.

Manufacturing, page 18

4. We note that in response to comment 15, you state, "It is believed
that any of the currently used manufacturers could be replaced within
a short period of time . . . ."  This statement appears to
contradict
a sentence in the previous paragraph that reads, "For some components, however, there are relatively few alternative sources of supply and the establishment of additional or replacement suppliers may not be accomplished quickly." Please reconcile. It appears you should identify the suppliers that would be difficult to replace.

Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 28

Liquidity and Capital Resources, page 28

5. We note your response to comment 26 and reissue the comment.
Please be aware that you are required to disclose all information that is material to investors, regardless of any commercial harm disclosure might cause.

* Please identify the vaccine manufacturers that are using your product in clinical trials, and identify the "two large, and well established manufacturing companies" with whom you are currently negotiating.
* Please file all agreements you have entered into with the above parties and discuss the agreements` material terms in your filing. If you do not believe the agreements and their terms are material to investors, please explain to us why not.
* We note that in a May 11, 2005 press release, you stated Cell Genesys purchased 100 of your "reusable lightweight shippers with a projected need over the coming months for several hundred more." Subsequently, in a July 27, 2005 press release, you refer to a customer that purchased 100 reusable shippers and was scheduled to purchase an additional 400 units through April 2006. This press release described this relationship as "exciting . . . as we believe this customer has a number of products in their pipeline that will be able to benefit by using CryoPort shippers in the future." Please disclose this relationship in your filing. It would appear to affect your disclosure under Items 101, 303, and 601 of Regulation S-B. Also, tell us whether Cell Genesys is one of the parties referenced in the first bullet point above.

Critical Accounting Policies, page 32

6. Regarding prior comment thirty on Section V. of Financial
Reporting
Release 72, please tell us how, for each of your critical accounting estimates or assumptions, you have discussed the following or revise your disclosure to discuss the following:

* how accurate the estimate/assumption has been in the past;
* how much the estimate/assumption has changed in the past;
* specific sensitivity of the estimate/assumption to change, based on other outcomes that are reasonably likely to occur and would have a material effect; and
* quantitative information about the estimate/assumption, when it is reasonably available and will provide material information for investors.

Part F/S - Financial Statements, page F-1

Audited Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

7. Please disclose the following about all equity instruments issued prior to your shares being traded on the pink sheets or all equity instruments during any period where your estimates of the fair value of your common stock differed materially from the prices reported on the pink sheets:

* the nature and date of the issuance;
* the number of shares issued or issuable upon exercise of the instrument;
* the per share amount paid or exercise price;
* your estimate of the fair value of any common stock issuable upon exercise;
* the nature of your relationship with the recipient;
* the amount of any compensation or interest expense;
* the nature and terms of any concurrent transactions; and
* the significant factors contributing to the changes in your estimate of fair value and to material differences between your estimate and any prices reported on the pink sheets.

Note 2 - Summary of Significant Accounting Policies, page F-7

8. As it is unclear from your disclosures and your response to our prior comment 38, please revise your disclosures to describe the process for and the significant assumptions used in estimating the fair value of your common stock in each of the situations listed in that comment. In addition, as was requested in that comment, please tell us how you considered the value implied by any sales of your stock to unrelated third parties.

Furthermore, once your stock began trading on the pink sheets, please further justify to us how the trading price was not representative of the fair value of your common stock. In so doing, please clarify the extent to which your estimates of fair value differ from the trading price and to which you have different classes of stock.

Finally, please tell us the specific provisions within GAAP that support the estimates you made when your stock was trading on the pink sheets and address how those estimates are consistent with:
paragraph
10(a) of APB 25, paragraph 395 of SFAS 123, and paragraphs 47 and
48
of SFAS 128. In so doing, please tell us whether you should have and if you considered paragraph 3(a) of SFAS 115, which appears to suggest that the fair value of your stock was readily determinable when prices are available in the over-the-counter market and public reported by the National Quotation Bureau, which appear to have subsequently become the pink sheets.

Interim Financial Statements, page F-24

9. Please update your financial statements through September 30, 2005, pursuant to Part F/S of Form 10-SB and Item 310(g) of Regulation
S-B.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Gary Curtis Cannon
	Attorney at Law
	12341 Briardale Way
	San Diego, CA 92128-5212
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Mr. Peter Berry
CryoPort, Inc.
January 9, 2006
Page 1